

February 2, 2023

N. Scott Fine
Chief Executive Officer
Cyclo Therapeutics, Inc.
6714 NW 16th Street, Suite B
Gainesville, FL 32653

   Re: Cyclo Therapeutics, Inc.
     Registration Statement on Form S-1
     Filed January 27, 2023
     File No. 333-269437

Dear N. Scott Fine:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Alan Campbell at 202-551-4224 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: Zev M. Bomrind, Esq.